Monogram Orthopaedics Inc.

3913 Todd Lane

Austin, TX 78744

August 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Monogram Orthopaedics Inc. Registration Statement on Form S-1/A (File No. 333-273473)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Monogram Orthopaedics Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-1/A (File No. 333-273473) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 23, 2023 (the “Registration Statement”), be declared effective on August 31, 2023, at 9:00 a.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours, MONOGRAM ORTHOPAEDICS INC.

By:	/s/ Noel Knape
Noel Knape Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer

 cc:  Dean Colucci, Duane Morris LLP